

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2014

Via E-mail
Mr. Kevin P. Stevenson
Chief Financial Officer
Portfolio Recovery Associates, Inc.
120 Corporate Boulevard
 Norfolk, Virginia 23502

> **Re: Portfolio Recovery Associates, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **Form 10-Q for the Quarter Ended June 30, 2014**
> **Filed August 6, 2014**
> **File No. 000-50058**

Dear Mr. Stevenson:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2014
7. Income Taxes, page 17

1.   We note you disclose that if unsuccessful in the United States Tax Court, payment of the assessed taxes and interest could have an adverse effect on the Company's financial condition and be material to the Company's results of operations. In this regard, we note that in addition to an IRS Notice of Tax Deficiency for the tax years 2005-2007, you recently received another IRS Notice of Tax Deficiency for the tax years ended 2008-2012. If there is at least a reasonable possibility that a loss exceeding amounts already

recognized may have been incurred, in your next periodic filing, please either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, (202) 551-6971 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director